EXHIBIT 77C

                 MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

A Special Meeting of Shareholders of Winslow Green Growth Fund (the "Fund"), a series of Forum Funds (the "Trust"), was held on March 30, 2001 for the purpose of approving the Investment Advisory Agreement ("Agreement") between the Trust and Adams, Harkness & Hill, Inc. for the Fund. Forum Financial Group, LLC, the sole initial shareholder, voted to approve the Agreement.